Exhibit 99.1

SaverOne Reports Full Year 2024 Results

PETAH TIKVAH, Israel, March 21, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the full year 2024, and shared recent business updates.

Recent Highlights

●	SaverOne continues to execute on its strategy of broadening its footprint globally with new pilots internationally as well as its local market;

●	5,400 systems have been ordered by customers as of March 20, 2025 (of which approximately 4,000 have been installed to-date)

●	Signed new distribution agreements in Germany, UK, Spain/Portugal

●	SaverOne’s US distribution partner brought its first US customer: FedEx Trucking Contractor MDM Express

●	Vulnerable Road User (VRU) sensor potential: a leading consulting firm concluded an external market analysis of SaverOne’s VRU sensor leveraging its RF-ADAS technology as well as its potential interest to OEMs, projecting an annual $1.5 billion potential by 2035

●	SaverOne announced its intention to spinoff in the future a company dedicated to further development of its VRU sensor solution.

Financial Highlights for 2024

●	Revenues of NIS 1.68 million (~$461 thousand) in 2024 of which 29% of revenues were generated from non-home market sources versus 7% last year.

●	Gross profit of NIS 614 thousand (~$169 thousand), representing a gross margin of 36.5%, an improvement in the gross margin which was 27.6% last year

●	Net loss of NIS 34.9 million (~$9.6 million) versus NIS 33.8 million (~$9.3 million) in 2023;

●	December 31, 2024 cash and cash equivalents of NIS 13.3 million (~$3.7 million) compared with NIS 17.1 million (~$4.7 million) at year-end 2023.

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “2024 was challenging for SaverOne due to long sales cycles in our home market of Israel. However, we saw strong success internationally in both Europe and the United States, signing new regional distributors and winning new customers. We continue to work hard to expand our global footprint by winning new deals with the international subsidiaries of long-standing customers in our local market. International expansion requires significant effort, and we see 2024 as an inflection point with strong progress in establishing SaverOne as a global business. We remain optimistic and expect a renewed growth trend in 2025.”

Continued Mr. Gilboa, “We are also progressing with our second growth engine, our VRU sensor solution to detect vulnerable road users such as pedestrians and cycles, built upon our RF ADAS technology. The in-depth research we performed earlier in 2024 with a top consulting firm, demonstrated very significant potential with an estimated $1.5 billion annual market within the decade. We have therefore continued on with its development and we are engaged in discussions with several OEMs and tier-one suppliers. We believe our technology is the solution to today’s unsolved problem of detecting pedestrians in a non-line-of-sight situation and represents great long-term growth potential for SaverOne.”

Recent Developments in the Second Half of 2024 and Beyond

●	SaverOne Granted New Patent in the United States Further Expanding its IP Portfolio. This is SaverOne’s 13th patent granted out of a portfolio of 23 and covers innovative methodologies for limiting mobile phone use while driving.

●	SaverOne Announces First U.S. Commercial Agreement with FedEx Trucking Contractor MDM Express. SaverOne’s U.S. based Distributor Motor Supply is completing installation across MDM’s full fleet. MDM Express, Inc is a contractor for FedEx. The successful implementation of the SaverOne solution at MDM will provide a key reference customer with potential to generate interest among other FedEx line holders and contractors. This milestone marks an important step in SaverOne’s U.S. market expansion.

●	SaverOne Announces New Deployment of Its Driver Distraction Prevention System in Teva Pharmaceutical’s Truck Fleet. Teva, a global pharmaceutical leader will install the SaverOne System across its entire fleet of 50 delivery trucks in Israel. Headquartered in Israel, Teva is a multinational pharmaceutical company and one of the world’s largest generic drug manufacturers. Teva operates a global fleet supporting its supply chain across more than 60 countries.

●	SaverOne to Deploy Driver Safety Systems Across Oz Group’s Fleet. Oz Group is a group of companies providing goods and services to the industrial, construction, and real estate sectors. Under the agreement, SaverOne Systems will be deployed across Oz Group’s fleet of 100 vehicles, including both trucks and private cars.

●	SaverOne Continues its European Expansion: Signs New Distribution Agreement in Germany with uniSmart Vertriebs GmbH (“uniSmart”), a prominent German-based distributor specializing in fleet safety and technology integration. uniSmart, headquartered in Wendendelstein, provides solutions for logistics and transportation companies across Germany and abroad. uniSmart’s client base includes major national German transport operators and many medium-sized fleets.

●	SaverOne Granted Additional US Patent Strengthening its IP Portfolio Underlying its Transportation Safety Solution. This 12th patent granted out of a portfolio of 23 covers SaverOne’s innovative phone location identification technology to prevent distraction while driving.

●	SaverOne Expands Deployment of Driver Safety Solutions in a Global Food Manufacturer’s Employee Car Fleet. This is a follow-on order with an existing customer reflecting further growth potential within this major international food manufacturer.

●	SaverOne Continues to Expand its Global Reach with New Distribution Agreement with Smartfits in the UK. Smartfits, based in Burton on Trent, central England, specializes in fleet safety and technology integrations, serving a diverse range of industries including logistics, public transport and corporate fleets.

●	SaverOne Launches New Pilot Project in Italy with Trans Italia. Trans Italia is a Leading Logistics & Transportation Company Operating Over 300 Trucks. The pilot project involves the installation of SaverOne’s innovative driver safety system in an initial group of Trans Italia’s trucks. Trans Italia offers substantial growth potential for SaverOne and provides a strategic platform to showcase its technology to the Italian logistics and ecofriendly transport sectors.

●	SaverOne Launches a New Pilot Project with a Leading Italian Sports Car Manufacturer. The pilot project involves the installation of SaverOne’s distracted driving prevention system in an initial group of employee vehicles, potentially a first step in the installation of SaverOne’s systems across the manufacturer’s broader employee fleet of approximately 200 vehicles.

●	SaverOne signs a Commercial Agreement with a Leading Multinational in the Construction Sector. Under the agreement, SaverOne will deploy up to 200 SaverOne systems out of the full fleet of 500 vehicles in Spain. This multinational company is a leader in the construction industry, with operations and fleets in many countries worldwide.

●	SaverOne Expands European Reach in Spain and Portugal through a New Distribution Agreement with Sistemas ADAS, a leading distributor in transportation safety solutions, advanced driver assistance systems (ADAS) and telematics. Spain and Portugal represent substantial growth opportunities for SaverOne. Sistemas ADAS has a strong market presence, particularly in the bus and truck sectors, having deployed various systems in thousands of vehicles across Spain and Portugal.

●	SaverOne Announces First Distribution Agreement in the United States with Motor Supply Inc., expanding into the US market and securing a minimum of 37,600 installations over the next 5 years. Motor Supply has been granted exclusive rights in 10 U.S States. This agreement follows a successful pilot program in February 2024. Motor Supply, based in Columbia, South Carolina, specializes in leveraging cutting-edge technologies to efficiently transport goods across the United States.

●	SaverOne Announces New Pilot with Malta Public Transport Company (MPTC). MPTC, as part of its ongoing evaluation of new safety solutions and technologies, will be conducting tests of the SaverOne system over the coming months. The company runs approximately 450 buses and should the evaluation prove to be successful, MPTC will potentially equip its entire fleet.

●	SaverOne Launches Four Pilot Projects with Customers of Volvo Buses Mexico. This follows the OEM agreement signed with Volvo Group in March 2024. The pilots cover a total of 20 buses which will be retrofitted with SaverOne’s innovative technology. The pilots will be conducted in two regions: Mexico City, focusing on intercity buses, and Monterrey, focusing on city buses. Volvo Buses, a subsidiary of the major Swedish vehicle maker Volvo Group, is one of the world’s largest bus manufacturers.

●	Froneri Israel Orders SaverOne Systems to Provide Safety Coverage for its Entire Fleet. Froneri extended its agreement with SaverOne and will update and equip SaverOne systems across its entire fleet of employee vehicles and distribution trucks in Israel. Froneri was among the first companies to install the SaverOne System within its fleet to counteract driver distraction, back in 2021.

Froneri is a UK-headquartered and leading manufacturer of ice cream with global sales. The company is jointly owned by Nestle Worldwide and R&R Ice Cream.

●	Egged Tours Broaden Installation of SaverOne System Across its Entire Bus Fleet. Egged Tours will be using the SaverOne System on all 130 buses at its central hub. Egged Tours is a subsidiary of Egged Transportation, Israel’s largest public bus fleet with over 3,000 buses nationwide, representing significant broader sales potential for SaverOne.

●	Global Food Manufacturer Adopts SaverOne System for Supply Chain Truck Protection. This is a new order for SaverOne Systems by the Israeli subsidiary of a leading global food manufacturer with strong international growth potential. The system will be installed on 46 trucks. The customer is the Israeli subsidiary of one of the world’s top food manufacturers.

●	Global Food Manufacturer Expands Installation of SaverOne Protection System. This is a new order of 50 SaverOne Systems from the Israeli subsidiary of one of the world’s top food manufacturers, for installation in their employee vehicles.

●	External Analysis Projects Annual $1.5 Billion Market Potential by 2035 for its RF-ADAS Technology and SaverOne Announces Spinoff Company Dedicated to Further Developing its VRU Sensor Solution Leveraging this Technology. This strategic move followed the conclusion of a comprehensive project completed by a leading global consultancy firm, announced in March 2024, which analyzed the addressable market potential, as well as the initial interest from OEMs.

Financial Summary for 2024

Revenues were NIS 1.683 million (~$461 thousand) in 2024 compared to NIS 2.720 million (~$747 thousand) for 2023. This decrease was mainly attributable to a decrease in new sales in Israel due to the war that started in the region in the fourth quarter of 2023 and continued throughout 2024.

Of the revenues in 2024, 71% of revenues were from Israel while 29% of revenues were from Europe. In 2023, 93% of revenues were from Israel and 7% were from Europe.

Gross profit was NIS 614 thousand (~$169 thousand), representing gross margin of 36.5% in 2024 compared to NIS 752 thousand (~$206 thousand), representing gross margin of 27.6%, in 2023.

Research and development expenses, net were NIS 19.4 million (~$5.3 million) in 2024 compared to NIS 22.9 million (~$6.3 million) in 2023.

Selling and marketing expenses were NIS 4.8 million (~$1.3 million) in 2024 compared to NIS 3.8 million (~$1.0 million) in 2023.

General and administrative expenses were NIS 9.7 million (~$2.7 million) in 2024, compared to NIS 8.3 million (~$2.3 million) in 2024.

Operating loss was NIS 33.3 million (~$9.1 million) in 2024 compared to NIS 34.2 million (~$9.4 million) in 2023.

Financing expenses, net, were NIS 1.7 million (~$463 thousand) for 2024 compared to financing income, net, of NIS 0.4 million (~$107 thousand) in 2023. The increase is due primarily interest and discount expenses paid in respect of promissory notes and revaluation expenses incurred from partial exercise of commitment amount under an equity line.

Net loss in 2024 was NIS 34.9 million (~$9.6 million), compared to a net loss of NIS 33.8 million (~$9.3 million) for 2023.

Cash and cash equivalents and short-term bank deposits as of December 31, 2024, amounted to NIS 13.3 million (~$3.7 million), compared with NIS 17.1 million (~$4.7 million) as of December 31, 2023.

The Company’s financial results are presented in accordance with IFRS as issued by the IASB.

*	Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.647 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2024.

A copy of SaverOne’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission on March 21, 2025 at https://www.sec.gov/ and posted on SaverOne’s investor relations website at https://ir.saver.one/. SaverOne will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at saverone@ekgir.com.

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint. To learn more about the company, please visit: https://saver.one/ and for the corporate video, please visit: https://saver.one/media/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; SaverOne’s ability to raise the needed capital to expand its business; the ramification to SaverOne of the ‘going concern’ qualification in its 2024 financial statements; the ramification to SaverOne of the ‘going concern’ qualification in its 2024 financial statements; SaverOne’s ability to realize the market potential of its VRU sensor technology, SaverOne’s ability to maintain its listing on the Nasdaq Capital Market;  SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute our products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

		As of December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	4	13,298	17,112
Trade receivables, net	5	1,621	1,054
Other current assets	6	1,686	1,509
Inventory	7	5,013	4,534
Total current assets		21,618	24,209

Non-current assets
Trade receivables, net	5	804	1,051
Property and equipment, net	8	229	248
Restricted deposits	9	216	211
Right of usage asset, net	9	951	1,271
Total non-current assets		2,200	2,781
Total assets		23,818	26,990

Current liabilities
Current maturities of leasing liability	9	469	352
Trade payables		1,826	4,303
Other current liabilities	10	2,991	2,042
Liability in respect of government grants	11	239	694
Derivative warrants liability	13C1	-	274
Promissory notes, net	13C3	6,336	7,139
Total current liabilities		11,861	14,804

Non-current liabilities
Leasing liability, net current	9	606	980
Liability in respect of government grants	11	721	634
Total non-current liabilities		1,327	1,614

Commitments	12

Shareholders’ equity	13
Share capital and premium		169,949	135,243
Capital reserve in respect of share-based payment		11,229	10,939
Accumulated deficit		(170,548)	(135,610)
Total shareholders’ equity		10,630	10,572

Total liabilities and shareholders’ equity		23,818	26,990

STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

		Year Ended December 31,
	Note	2024	2023	2022
Revenues		1,683	2,720	1,193
Cost of revenues		(1,069)	(1,968)	(829)
Gross profit		614	752	364

Research and development expenses, net	15A	(19,397)	(22,861)	(21,490)
Selling and marketing expenses, net	15B	(4,796)	(3,787)	(1,591)
General and administrative expenses	15C	(9,673)	(8,327)	(6,492)
Operating loss		(33,252)	(34,223)	(29,209)

Financing expenses	16A	(2,785)	(1,219)	(852)
Financing income	16B	1,099	1,607	5,099
Financing income (expenses), net		(1,686)	388	4,247

Loss for the year		(34,938)	(33,835)	(24,962)
Comprehensive loss for the year		(34,938)	(33,835)	(24,962)

Loss per share attributed to shareholders of Company, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share		(0.30)	(1.08)	(1.44)
Weighted average of number of shares used to calculate the basic and diluted loss per share		117,908,475	31,380,359	17,300,596